

03011076

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 8-52910

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GFP Broker-Dealer, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3030 Bridgeway

(No. and Street)

Sausalito   **CA**   **94965**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Betz   **(917) 593-2770**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street   **San Francisco**   **94105**
CA

(ADDRESS)   Number and Street   City   State   Zip Code

<u>CHECK ONE:</u>

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Peter Luchetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GFP Broker-Dealer, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Peter Luchetti
Chief Executive Officer

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



GFP Broker-Dealer, Inc.

(A Development Stage Enterprise)
Financial Statements
and Supplementary Information
December 31, 2002



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile   (415) 498 7100

Report of Independent Accountants

To the Board of Directors
and Stockholder of GFP Broker-Dealer, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of GFP Broker-Dealer, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2002

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	17,500
Other assets		747
Total assets	$	18,247

Liabilities and Stockholder's Equity

Liabilities:

Accouts payable and accrued liabilities	$	7,540

Stockholder's equity:

Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	19,999
Accumulated deficit	(9,293)
Total stockholder's equity	10,707

Total liabilities and stockholder's equity	$	18,247

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Operations
For the year ended December 31, 2002

Revenues

Total revenues	$ -

Expenses

Professional fees	(7,500)
Registration fees	(1,793)
Total expenses	(9,293)

Net loss	$ (9,293)

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2002	100	$ 1	$ 9,999	$ -	$ 10,000
Capital contribution			10,000		10,000
Net loss				(9,293)	(9,293)
Balance at December 31, 2002	100	$ 1	$ 19,999	$ (9,293)	$ 10,707

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities

Net loss	$ (9,293)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(747)
Increase in accounts payable and accrued liabilities	7,540
Net cash used in operating activities	(2,500)
Cash flows from financing activities:	
Capital contribution	10,000
Net cash provided by financing activities	10,000
Increase in cash	7,500
Cash at beginning of the year	10,000
Cash at end of the year	$ 17,500

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Notes to Financial Statements
As of December 31, 2002

1. Organization

GFP Broker-Dealer, Inc. (the "Company"), a development stage enterprise incorporated in the state of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of developing investment products and providing brokerage services to institutional investors. The Company is a wholly-owned subsidiary of Global Funding Partners.com, Inc. (the "Parent").

2. Basis of Presentation

The financial statements of the Company have been prepared in conformity with Statement of Financial Accounting Standards No. 7, *Accounting and Reporting by Development Stage Enterprises*. As a development stage company with no commercial operating history, the Company is subject to all of the risks and uncertainties inherent in the establishment of a new business enterprise.

3. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined. In addition SEC Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $9,960, which was $4,960 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1 at December 31, 2002.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Related Party Transactions

The Parent has agreed to assume and pay certain operational expenses of the Company until such time that the Company has achieved positive income from operations. Expenses paid on behalf of the Company are not charged to or reimbursed by the Company and are recorded as additional paid in capital. Accordingly, the reported results of operations may be different if the Company were not a subsidiary of the Parent.

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002   Schedule I

Net capital

Total stockholder's equity from the statement of financial condition	$ 10,707
Less non-allowable assets	747
Net Capital	$ 9,960
Aggregate indebtedness	$ 7,540

Computation of basic net capital requirement

Minimum net capital requirement (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 4,960
Ratio of aggregate indebtedness to net capital	0.76 to 1

There are no differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2002, as amended.

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002
Schedule II

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The accompanying notes are an integral part of these financial statements.

8



Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5	PricewaterhouseCoopers LLP 333 Market Street San Francisco CA 94105-2119 Telephone (415) 498 5000 Facsimile (415) 498 7100

To the Boards of Directors and Stockholder
of GFP Broker-Dealer, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GFP
Broker-Dealer, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal
control, including control activities for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not to provide
assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g), in the following:

1.   Making the periodic computations of aggregate indebtedness and net capital under
     Rule 17a-3(a)(11); and

2.   Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons, and the
     recordation of differences required by Rule 17a-13;

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal
     Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin
     securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the second paragraph of this report. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected benefits
and related costs of control and of the practices and procedures referred to in the second paragraph of
this report, and to assess whether those practices and procedures can be expected to achieve the SEC's
above-mentioned objectives. Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable, but not absolute, assurance that assets for
which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with management's authorization and



recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2002